Exhibit 99.1

Fundamental Change Notice, Notice of Right to Convert, Notice of Make-Whole Fundamental Change and Related Conversion Rate Adjustment, and Offer to Repurchase for Cash to holders of 4.25% Convertible Senior Notes Due 2023

SMITH FALLS, ON, Nov. 2, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) (the "Company") today provided a Fundamental Change Notice, Notice of Right to Convert, Notice of Make-Whole Fundamental Change and Related Conversion Rate Adjustment, and Offer to Repurchase for Cash (the "Notice") to holders of its C$600,000,000 aggregate principal amount of 4.25% Convertible Senior Notes Due 2023 (the "Notes"), pursuant to the Indenture, dated June 20, 2018, among the Company, GLAS Trust Company LLC, as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee (the "Indenture"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Indenture.

Pursuant to the Subscription Agreement dated as of August 14, 2018, between the Company and CBG Holdings LLC ("CBG"), on November 1, 2018, the Company issued 104,500,000 common shares (the "Common Shares") and 139,745,453 common share purchase warrants (the "Warrants") to CBG. CBG is an affiliate of Constellation Brands, Inc. ("Constellation"), which, upon closing of the issuance of the Common Shares and the Warrants (the "Investment"), is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of approximately 56% of the voting control over the Company's common shares.  The closing of the Investment constitutes a Fundamental Change under the terms of the Indenture.

As a result of the Fundamental Change, the Company has commenced a tender offer (the "Notes Tender Offer") to repurchase, at the option of each holder, any and all of the Notes. Pursuant to the terms of the Indenture, the Notes and the Notice, each holder has the right (the "Fundamental Change Repurchase Right"), at the option of each holder, to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is equal to C$1,000 or an integral multiple of C$1,000, for cash, on December 5, 2018 (the "Fundamental Change Repurchase Date"). The repurchase price (the "Fundamental Change Repurchase Price") to be paid by the Company for Notes validly surrendered and not validly withdrawn will be 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date. Holders may exercise their Fundamental Change Repurchase Right by delivering notice (the "Fundamental Change Repurchase Notice") through the transmittal procedures of The Depository Trust Company ("DTC"), at any time prior to 5:00 p.m., New York City time, on December 4, 2018 (the "Fundamental Change Expiration Time") and by delivering the Notes described in the Fundamental Change Repurchase Notice through the transmittal procedures of DTC. Any holder may withdraw its submission of a Fundamental Change Repurchase Notice (in whole or in part) by delivering a written notice of withdrawal through the transmittal procedures of DTC at any time prior to the Fundamental Change Expiration Time.

The Fundamental Change Repurchase Right is subject, in all respects, to the terms and conditions of the Indenture, the Notes, the Notice and any related notice materials, as amended and supplemented from time to time.

In addition, the Indenture provides that, as a result of the Investment and notwithstanding the Fundamental Change Repurchase Right, the Notes became convertible, at the option of the holder, beginning on September 18, 2018 and are convertible at any time until 5:00 p.m., New York City time, on December 5, 2018 (the "Conversion Period"). In order to convert the Notes, a holder must deliver the appropriate instruction form pursuant to DTC's book-entry conversion program and transfer such Notes through the transmittal procedures of DTC, prior to the end of the Conversion Period. Holders may not convert any Notes with respect to which a Fundamental Change Repurchase Notice has already been delivered unless such Fundamental Change Repurchase Notice is validly withdrawn. Notes properly surrendered for conversion may not be withdrawn.

Pursuant to the terms of the Indenture, the closing of the Investment also constitutes a Make-Whole Fundamental Change. As a result, the Company's conversion obligation with respect to Notes that are converted from and including the date on which the Make-Whole Fundamental Change occurred, November 1, 2018, until 5:00 p.m., New York City time, on December 4, 2018 (the "Make-Whole Fundamental Change Period"), will be increased by 2.9846 additional common shares (the "Additional Shares"). The initial conversion rate for the Notes is 20.7577 common shares per C$1,000 principal amount of Notes and the Additional Shares will be added to the initial conversion rate such that conversion rate for the Notes will be 23.7423 common shares per C$1,000 principal amount of Notes validly surrendered for conversion during the Make-Whole Fundamental Change Period. If holders convert Notes during the Conversion Period but after the Make-Whole Fundamental Change Period, the conversion rate for the Notes will not be increased by the Additional Shares.  The Company may elect to settle conversions in cash, common shares or a combination of cash and common shares. The right of holders to convert their Notes is separate from the Fundamental Change Repurchase Right.

Conversion rights with respect to the Notes is subject, in all respects, to the terms and conditions of the Indenture, the Notes, the Notice and any related notice materials, as amended and supplemented from time to time.

Holders should review the Notice carefully and consult with their own financial and tax advisors. None of the Company, its affiliates, or its or their respective boards of directors, employees, advisors or representatives, or the trustees, the paying agent or the conversion agent for the Notes, is making any representation or recommendation to holders as to whether to tender or refrain from tendering their Notes in the Notes Tender Offer or to exercise their conversion rights (if at all).

The paying agent and conversion agent for the Notes is GLAS Trust Company LLC, 3 Second Street, Suite 206, Jersey City, New Jersey 07311, Attention: Corporate Trust Administration.  The Notice detailing the Fundamental Change Repurchase Right and the conversion rights with respect to the Notes is being provided to the holders through the facilities of DTC.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL THE NOTES. THE NOTES TENDER OFFER IS BEING MADE ONLY PURSUANT TO A TENDER OFFER STATEMENT (INCLUDING THE OFFER TO REPURCHASE AND RELATED MATERIALS) THAT THE COMPANY WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THEREAFTER DISTRIBUTE TO NOTEHOLDERS.  NOTEHOLDERS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO REPURCHASE AND RELATED MATERIALS) BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE NOTES TENDER OFFER.  AFTER THE COMPANY FILES THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO REPURCHASE AND RELATED MATERIALS) WITH THE SEC, NOTEHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO REPURCHASE AND RELATED MATERIALS) AND OTHER DOCUMENTS THAT THE COMPANY FILES WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR BY CONTACTING THE COMPANY AT (855) 558-9333. NOTEHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE NOTES TENDER OFFER.

About Canopy Growth Corporation
Canopy Growth Corporation, a corporation organized and existing under the Canada Business Corporations Act, is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms.

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SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/02/c8140.html

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For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 08:45e 02-NOV-18